                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM 12B-25

                                           Commission File Number ______________

                             NOTIFICATION OF LATE FILING

     (Check one):   / / Form 10-K  / / Form 11-K  / / Form 20-F  /X/ Form 10-Q
/ / Form N-SAR

     For Period Ended:             September 30, 1998
                       ---------------------------------------------------------

/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

     For the Transition Period Ended: ________________________________

     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------


                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant   Arista Investors Corp.
                        --------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

                                   116 John Street
--------------------------------------------------------------------------------
City, state and zip code    New York, New York 10038
                         -------------------------------------------------------

                                       PART II
                                RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
     /X/ prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                       PART III
                                      NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On November 12, 1998, the Registrant consummated the sale (the "Transaction") of Arista Insurance Company's, a New York insurance company and wholly-owned subsidiary of the Registrant ("Arista Insurance"), book of New York State statutory, super statutory and voluntary disability benefits insurance business to The Guardian Life Insurance Company of America, a New York mutual life insurance company ("The Guardian"), pursuant to an Assumption Reinsurance Agreement, dated as of September 23, 1998 (the "Agreement"), by and among the Registrant, Arista Insurance and The Guardian. The effective date of the Agreement is July 1, 1998. As a result of the foregoing activities, the Registrant required additional time to finalize its third quarter financial results.


                                      PART IV
                                 OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

               Stanley S. Mandel                 (212) 964-2150
          -----------------------------------------------------------------
                    (Name)              (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                /X/ Yes   / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes   / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the Transaction, the Registrant anticipates reporting income before income taxes of approximately $1.9 million for the nine-month period ended September 30, 1998, as compared to approximately $501,000 for the nine-month period ended September 30, 1997. Approximately $1.8 million of this increase is anticipated to be the result of the Registrant's cession of its disability insurance policies as of July 1, 1998. Effective July 1, 1998, the Registrant's continuing operations is as a third party administrator.

                                Arista Investors Corp.
--------------------------------------------------------------------------------
                     (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 16, 1998                By:    Stanley S. Mandel
     -------------------                   -------------------------------------
                                               Stanley S. Mandel, President

          INSTRUCTION. The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the Form.

                                      ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).